United States securities and exchange commission logo





                             February 16, 2023

       Jian Wang
       Chairman of the Board
       Lion Group Holding Ltd
       3 Phillip Street, #15-04
       Royal Group Building
       Singapore 048693

                                                        Re: Lion Group Holding
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed January 20,
2023
                                                            File No. 333-269333

       Dear Jian Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed January 20, 2023

       General

   1.                                                   Please include or
incorporate by reference interim financial statements.
   2. Please included updated disclosure on the current status of your cryptocurrency mining activities.
   3. Please provide a description of your internal processes for how you determine, or will determine as you expand
your business, whether particular crypto assets (including NFTs)
                                                        are securities within
the meaning of the U.S. federal securities laws. Please also clarify that such processes are
risk-based assessments made by the company and are not a legal standard or binding on
any regulatory body or court. Further, please include a risk factor
 Jian Wang
FirstName
Lion GroupLastNameJian
           Holding Ltd Wang
Comapany16,
February  NameLion
            2023    Group Holding Ltd
February
Page 2 16, 2023 Page 2
FirstName LastName
         addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with
the company   s
         assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities
         Exchange Act of 1934.
4.       Please disclose any significant crypto asset market developments material to
         understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.
5. To the extent material, please discuss how the bankruptcies of certain crypto asset market participants, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated.
6. If material to an understanding of your business, please discuss any steps you take to
         safeguard your customers    crypto assets and describe any policies
and procedures that are
         in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
7. We note that you own or have issued crypto assets and hold crypto assets on behalf of third parties. To the extent material, please explain here or in your incorporated
         Management   s Discussion and Analysis whether these crypto assets
serve as collateral for
         any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.
8. To the extent material, please explain whether, to your knowledge, crypto assets you have
         issued serve as collateral for any other person   s or entity   s
loan, margin, rehypothecation
         or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.
Risk Factors, page 12

9. Refer to your KYC procedures risk factor disclosure on pages 12-13. This disclosure
 Jian Wang
Lion Group Holding Ltd
February 16, 2023
Page 3
         appears to focus on the activities of clients that could undermine the effectiveness of such procedures. Please expand the disclosure to address the risks with procedures themselves, including the limitations of using an IP blacklist.
10. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
11. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Please describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Also describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.
12. Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
13. Please describe any material risks you face related to the assertion of jurisdiction by U.S.
         and foreign regulators and other government entities over crypto assets and crypto asset markets.
14.      Please describe any material risks related to safeguarding your, your
affiliates   , or your
         customers    crypto assets. Describe any material risks to your
business and financial
         condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
15.      To the extent material, please describe any gaps your board or management have
         identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
16. To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:
           Risk from depreciation in your stock price.
           Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
           Risk of increased losses or impairments in your investments or other assets.
FirstName
           LastNameJian      Wang
           Risks of legal proceedings and government investigations, pending or known to be
Comapany threatened,
           NameLion Group     HoldingStates
                       in the United   Ltd or in other jurisdictions against
you or your affiliates.
           16,
February   Risks
             2023from
                   Pageprice
                         3 declines or price volatility of crypto assets.
FirstName LastName
 Jian Wang
FirstName
Lion GroupLastNameJian
           Holding Ltd Wang
Comapany16,
February  NameLion
            2023    Group Holding Ltd
February
Page 4 16, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams, Acting Legal
Branch Chief, at 202-551-3217 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:      Lawrence Venick